Exhibit B.3(d): Other Pages of CIBC’s 2014 Annual Report incorporated in Annual Information Form

•	“Directors and Board Committees” page 175

•	“Transfer Agent and Registrar” page 173

Board of Directors:

Charles Sirois C.M., O.Q. Chair of the Board CIBC Chairman, Telesystem Ltd. Montreal, Quebec, Canada Joined in 1997	Brent S. Belzberg (CGC, MRCC) Senior Managing Partner Torquest Partners Toronto, Ontario, Canada Joined in 2005	Gary F. Colter (AC, CGC – Chair) President CRS Inc. Mississauga, Ontario, Canada Joined in 2003	Patrick D. Daniel (MRCC) Past President and Chief Executive Officer Enbridge Inc. Calgary, Alberta, Canada Joined in 2009

Luc Desjardins (MRCC) President and Chief Executive Officer Superior Plus Corp. Calgary, Alberta, Canada Joined in 2009	Victor G. Dodig President and Chief Executive Officer CIBC Toronto, Ontario, Canada Joined in 2014	Hon. Gordon D. Giffin (MRCC) Senior Partner McKenna Long & Aldridge LLP Atlanta, Georgia, U.S.A. Joined in 2001	Linda S. Hasenfratz (MRCC – Chair) Chief Executive Officer Linamar Corporation Guelph, Ontario, Canada Joined in 2004

Kevin J. Kelly (RMC) Corporate Director Toronto, Ontario, Canada Joined in 2013	Nicholas D. Le Pan (CGC, RMC – Chair) Corporate Director Ottawa, Ontario, Canada Joined in 2008	Hon. John P. Manley, P.C., O.C. (AC, CGC) President and Chief Executive Officer Canadian Council of Chief Executives Ottawa, Ontario, Canada Joined in 2005	Jane L. Peverett (AC – Chair) Corporate Director West Vancouver, British Columbia, Canada Joined in 2009

Leslie Rahl (RMC) Founder and Managing Partner Capital Market Risk Advisors, Inc. New York, New York, U.S.A Joined in 2007	Katharine B. Stevenson (AC) Corporate Director Toronto, Ontario, Canada Joined in 2011	Martine Turcotte (RMC) Vice Chair, Quebec BCE Inc. and Bell Canada Verdun, Quebec, Canada Joined in 2014	Ronald W. Tysoe (CGC, RMC) Corporate Director Jupiter, Florida, U.S.A. Joined in 2004

AC – Audit Committee CGC – Corporate Governance Committee MRCC – Management Resources and Compensation Committee RMC – Risk Management Committee

CIBC 2014 ANNUAL REPORT	175

Shareholder information

Fiscal Year

November 1st to October 31st

Key Dates

Reporting dates 2015

Q1 Results – Thursday, February 26, 2015

Q2 Results – Thursday, May 28, 2015

Q3 Results – Thursday, August 27, 2015

Q4 Results – Thursday, December 3, 2015

Annual Meeting of Shareholders 2015

CIBC’s Annual Meeting of Shareholders will be held on Thursday, April 23, 2015, at 10:00 a.m. (Mountain Standard Time) in Calgary at The Westin Calgary, Grand Ballroom, 320 4th Avenue SW, Calgary, AB, T2P 2S6.

Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

Dividends

Quarterly dividends were paid on CIBC common and preferred shares in 2014:

Common shares

Ex-dividend date	Record date	Payment date	Dividends per share	Number of common shares on record date
Sep 25/14	Sep 29/14	Oct 28/14	$1.00	397,031,632
Jun 25/14	Jun 27/14	Jul 28/14	$1.00	397,222,263
Mar 26/14	Mar 28/14	Apr 28/14	$0.98	397,689,259
Dec 23/13	Dec 27/13	Jan 28/14	$0.96	398,377,424

Preferred shares

Stock	Series 27	Series 29	Series 39
Ticker symbol	CM.PR.E	CM.PR.G	CM.PR.O
Quarterly dividend	$0.350000	$0.337500	$0.24375

2015 dividend payment dates

(Subject to approval by the CIBC Board of Directors)

Record dates	Payment dates
December 29, 2014	January 28
March 27	April 28
June 29	July 28
September 28	October 28

Eligible dividends

CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

Normal course issuer bid

CIBC is conducting a normal course issuer bid to purchase common shares for cancellation in the open market at market price until the earlier of (i) CIBC purchasing 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2015. A copy of the Notice of Intention to Make a Normal Course Issuer Bid that CIBC filed with the Toronto Stock Exchange may be obtained without charge by contacting the Corporate Secretary.

Regulatory Capital

Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Credit ratings

Credit rating information can be found on page 68 in this report.

Shareholder investment plan

All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option – Canadian residents may have dividends reinvested in additional CIBC common shares.

Share purchase option – Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.

Stock dividend option – U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through CST Trust Company and on the CIBC website at www.cibc.com.

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

CST Trust Company, P.O. Box 700, Postal Station B, Montreal, QC, H3B 3K3

416 682-3860 or fax 1 888 249-6189, 1 800 387-0825 (toll-free in Canada and the U.S.), Email: inquiries@canstockta.com, Website: www.canstockta.com

Common and preferred shares are transferable in Canada at the offices of our agent, CST Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.

In the United States, common shares are transferable at:

Computershare Inc., By Mail: P.O. Box 43078 Providence, RI 02940-3078; By Overnight Delivery: 250 Royall Street, Canton, MA 02021, 1 800 589-9836, Website: www.computershare.com/investor.

CIBC 2014 ANNUAL REPORT	173